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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

In November and December 2013, Sanofi issued the statements attached hereto as Exhibits 99.1 to 99.7 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated, November 22, 2013: Sanofi and Regeneron Report Positive Results with Sarilumab in First Phase 3 Rheumatoid Arthritis Registration Trial

Exhibit 99.2	Press release dated, December 3, 2013: Sanofi Announces New Phase 3 Results for Investigational New Insulin U300

Exhibit 99.3	Press release dated, December 5, 2013: New Data Support Flexibility in Timing of Administration for Sanofi’s Lyxumia®

Exhibit 99.4	Press release dated, December 11, 2013: FDA Grants Priority Review for Genzyme’s Cerdelga™ (eliglustat), an Investigational Oral Therapy for Gaucher Disease

Exhibit 99.5	Press release dated, December 12, 2013: Merial Receives EMA approval for Broadline™ for Broad Spectrum Parasite Treatment and Prevention in Cats

Exhibit 99.6	Press release dated, December 19, 2013: Sanofi and Regeneron Announce Collaboration with American College of Cardiology for PCSK9 Inhibitor Clinical Program

Exhibit 99.7	Press release dated, December 30, 2013: Genzyme Receives Complete Response Letter from FDA on Lemtrada™ (alemtuzumab) Application

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 31, 2013	SANOFI

	By	/S/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated, November 22, 2013: Sanofi and Regeneron Report Positive Results with Sarilumab in First Phase 3 Rheumatoid Arthritis Registration Trial

Exhibit 99.2	Press release dated, December 3, 2013: Sanofi Announces New Phase 3 Results for Investigational New Insulin U300

Exhibit 99.3	Press release dated, December 5, 2013: New Data Support Flexibility in Timing of Administration for Sanofi’s Lyxumia®

Exhibit 99.4	Press release dated, December 11, 2013: FDA Grants Priority Review for Genzyme’s Cerdelga™ (eliglustat), an Investigational Oral Therapy for Gaucher Disease

Exhibit 99.5	Press release dated, December 12, 2013: Merial Receives EMA approval for Broadline™ for Broad Spectrum Parasite Treatment and Prevention in Cats

Exhibit 99.6	Press release dated, December 19, 2013: Sanofi and Regeneron Announce Collaboration with American College of Cardiology for PCSK9 Inhibitor Clinical Program

Exhibit 99.7	Press release dated, December 30, 2013: Genzyme Receives Complete Response Letter from FDA on Lemtrada™ (alemtuzumab) Application